UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HISTOGENICS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

43358V 109

(CUSIP Number)

Stacy M. Campbell-Kraft

Split Rock Partners II, LP

10400 Viking Drive, Suite 250

Eden Prairie, Minnesota 55344

(952) 995-7460

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Amy E. Culbert

Fox Rothschild LLP

Campbell Mithun Tower – Suite 2000

222 South Ninth Street

Minneapolis, Minnesota  55402

(612) 607-7000

December 13, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 43358V 109		SCHEDULE 13D

1	Name of Reporting Persons: Split Rock Partners II, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 4,166,382 (1)(2)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 4,166,382 (1)(2)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,166,382 (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.5%

14	Type of Reporting Person: PN

(1)           Voting and investment power over the securities is delegated to Split Rock Partners II Management, LLC (“SRPM II”), the general partner of Split Rock Partners II, LP (“SRP II”). SRPM II has delegated voting and investment decisions to three individuals who require a two-thirds vote to act. Each of SRP and SRPM II disclaims beneficial ownership of the securities except to the extent of any pecuniary interest therein.

(2)           Includes 1,114,043 shares of common stock issued upon the conversion of series A convertible preferred stock on December 13, 2016 and 1,390,844 shares of common stock underlying warrants.

CUSIP No. 43358V 109		SCHEDULE 13D

1	Name of Reporting Persons: Split Rock Partners II Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 4,166,382 (1)(2)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 4,166,382 (1)(2)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,166,382 (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.5%

14	Type of Reporting Person: OO

(1)           Shares are held by SRP II.  Voting and investment power over the securities is delegated to SRPM II, the general partner of SRP II. SRPM II has delegated voting and investment decisions to three individuals who require a two-thirds vote to act. Each of SRP II and SRPM II disclaims beneficial ownership of the securities except to the extent of any pecuniary interest therein.

(2)           Includes 1,114,043 shares of common stock issued upon the conversion of series A convertible preferred stock on December 13, 2016 and 1,390,844 shares of common stock underlying warrants. See Item 3.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2014 and as further amended and supplemented by Amendment No. 1 to Schedule 13D filed with the SEC on October 6, 2016 (collectively, the “Original Amended Statement”), filed on behalf of Split Rock Partners II, LP, a Delaware limited partnership (“SRP II”), and Split Rock Partners Management, LLC, a Delaware limited liability company (“SRPM II”), with respect to shares of common stock, par value $0.01 per share (the “Common Stock”), series A convertible preferred stock, par value $0.01 per share (the “Series A Convertible Preferred Stock”) and warrants to purchase Common Stock (the “Common Stock Warrants”) of Histogenics Corporation, a Delaware corporation (the “Company”), whose principal executive offices are located at 830 Winter Street, 3rd Floor, Waltham, Massachusetts 02451. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Original Amended Statement. From and after the date hereof, all references in the Original Amended Statement to the Original Amended Statement or terms of similar import shall be deemed to refer to the Original Amended Statement as amended and supplemented by this Amendment No. 2.

SRP II and SRPM II are collectively referred to as the “Reporting Persons.”  SRPM II is the general partner of SRP II.

Item 3.           Source and Amount of Funds or Other Consideration.

Item 3 of the Original Amended Statement is amended and supplemented by adding the following information to Item 3:

Effective as of December 13, 2016, the Reporting Persons converted 2,506.5968 shares of Series A Convertible Preferred Stock on a 1:444.444444 basis into 1,114,043 shares of Common Stock the “Conversion”).

Item 5.           Interest in Securities of the Issuer.

Item 5 of the Original Amended Statement is amended and supplemented by adding the following information to Item 5:

(a)           As of December 13, 2016, each of the Reporting Persons beneficially owned 4,166,382 shares of Common Stock, which represents 19.5% of the outstanding shares of Common Stock of the Company. This percentage is based upon 19,935,627 shares of Common Stock outstanding immediately after the Conversion. The amount set forth above includes the Common Stock Warrant issued in the Private Placement to purchase 1,390,844 shares of Common Stock.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Amended Statement is amended and supplemented by adding the following information to Item 6:

Effective as of December 13, 2016, the Reporting Persons submitted a Notice of Conversion to convert 2,506.5968 shares of Series A Convertible Preferred Stock on a 1:444.444444 basis into

1,114,043 shares of Common Stock (the “Notice of Conversion”) to the Company.

The Notice of Conversion is being filed as Exhibit 99.9 to this Amendment No. 2 and is incorporated herein by reference.

Except as described herein or in the Original Amended Statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or among the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.           Material to be Filed as Exhibits.

Item 7 of the Original Amended Statement is amended and supplemented by adding the following information to Item 7:

Exhibit No.	Description
99.9	Notice of Conversion, effective as of December 13, 2016 (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 2, 2017

SPLIT ROCK PARTNERS II, LP, a Delaware limited partnership

By: SPLIT ROCK PARTNERS II MANAGEMENT, LLC,
a Delaware limited liability company
Its: General Partner

By:	/s/ Stacy M. Campbell-Kraft
Name:	Stacy M. Campbell-Kraft
Title:	Authorized Representative

SPLIT ROCK PARTNERS II MANAGEMENT, LLC,
a Delaware limited liability company

By:	/s/ Stacy M. Campbell-Kraft
Name:	Stacy M. Campbell-Kraft
Title:	Authorized Representative

SCHEDULE 13D

Exhibit Index

Exhibit No.	Description	Method of Filing

99.9	Notice of Conversion, effective as of December 13, 2016	Filed herewith